--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  dELiA*s CORP.
                                (Name of Issuer)
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    24688Q101
                                 (CUSIP Number)
                            -------------------------

                               Matthew C. Diamond
                      Chairman and Chief Executive Officer
                                   Alloy, Inc.
                        151 West 26th Street, 11th Floor
                            New York, New York 10001
                                 (212) 244-4307

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                            -------------------------

                                  July 30, 2003


             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No. 24688Q101
------------------------------------------------------------------------------------- ------------------------------------
1.       Name of reporting persons. . . . . . . . . . . . . . . . . . . . . . . . .   Alloy, Inc.
         I.R.S. Identification Nos. of above persons (entities only). . . . . . . .   04-3310676
------------------------------------------------------------------------------------- ------------------------------------
2.       Check the appropriate box if a member of a group                             (a)   |X|
                                                                                      (b)   |_|
------------------------------------------------------------------------------------- ------------------------------------
3. SEC use only
------------------------------------------------------------------------------------- ------------------------------------
4.       Source of funds.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  WC
------------------------------------------------------------------------------------- ------------------------------------
5.   Check box if disclosure of legal  proceedings is required pursuant to Items      |_|
     2(d) or 2(e).
------------------------------------------------------------------------------------- ------------------------------------
6.       Citizenship or place of  organization.  . . . . . . . . . . . . . . . . . .  State of Delaware
------------------------------------------------------------------------------------- ------------------------------------
               Number of shares                  7.       Sole voting power           0
              beneficially owned                 ------------------------------------ ------------------------------------
                    by each                      8. Shared voting power               18,726,326
            reporting person with:               ------------------------------------ ------------------------------------
                                                 9. Sole dispositive power            0
                                                 ------------------------------------ ------------------------------------
                                                 10. Shared dispositive power         0
                                                 ------------------------------------ ------------------------------------
11.  Aggregate amount beneficially owned by each reporting person.                    18,726,326
------------------------------------------------------------------------------------- ------------------------------------
12.  Check box if the aggregate amount in Row 11 excludes certain shares.             [ ]
------------------------------------------------------------------------------------- ------------------------------------
13.  Percent   of  class   represented   by amount in Row (11). . . . . . . . . . . . 35.0%
------------------------------------------------------------------------------------- ------------------------------------
14.  Type of reporting person. . . . . . . . . . . . . . . . . . . . . . . . . . . .  CO
------------------------------------------------ -------------------------------------------------------------------------

                                       13D

CUSIP No. 24688Q101
------------------------------------------------------------------------------------- ------------------------------------
1.    Name of reporting persons. . . . . . . . . . . . . . . . . . . . . . . . . . .  Dodger Acquisition Corp.
      I.R.S. Identification Nos. of above persons (entities only). . . . . . . . . .
------------------------------------------------------------------------------------- ------------------------------------
2.   Check the appropriate box if a member of a group                                 (a)  |X|
                                                                                      (b)  |_|
------------------------------------------------------------------------------------- ------------------------------------
3.   SEC use only
------------------------------------------------------------------------------------- ------------------------------------
4.   Source of funds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  WC
------------------------------------------------------------------------------------- ------------------------------------
5.   Check box if disclosure of legal proceedings is required pursuant to Items       |_|
     2(d) or 2(e).
------------------------------------------------------------------------------------- ------------------------------------
6.   Citizenship or place of organization. . . . . . . . . . . . . . . . . . . . . .  State of Delaware
------------------------------------------------ ------------------------------------ ------------------------------------
               Number of shares                  7. Sole voting power                 0
              beneficially owned                 ------------------------------------ ------------------------------------
                    by each                      8. Shared voting power               18,726,326
            reporting person with:               ------------------------------------ ------------------------------------
                                                 9. Sole dispositive power            0
                                                 ------------------------------------ ------------------------------------
                                                 10. Shared dispositive power         0
------------------------------------------------------------------------------------- ------------------------------------
11.   Aggregate amount beneficially owned by each reporting person.                   18,726,326
------------------------------------------------------------------------------------- ------------------------------------
12.   Check box if the aggregate amount in Row 11 excludes certain shares. . . . . .  [ ]
------------------------------------------------------------------------------------- ------------------------------------
13.   Percent of class represented by amount in Row (11). . . . . . . . . . . . . .   35.0%
------------------------------------------------------------------------------------- ------------------------------------
14.   Type of reporting person. . . . . . . . . . . . . . . . . . . . . . . . . . .   CO
------------------------------------------------ -------------------------------------------------------------------------

Item 1. Security and Issuer.

         This statement relates to shares of Class A common stock, par value $0.01 per share (the "Shares"), of dELiA*s Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 435 Hudson Street, New York, New York 10014, and its telephone number is (212) 807-9060.

Item 2. Identity and Background.

         This statement is filed by Alloy, Inc., a Delaware corporation ("Alloy"), and by Dodger Acquisition Corp., a Delaware corporation ("Purchaser" and together with Alloy, the "Reporting Persons") and an indirect wholly owned subsidiary of Alloy.

         Alloy was incorporated in 1996. Shares of Alloy's common stock, par value $.01 per share, are listed on the NASDAQ National Market under the symbol ALOY. The principal executive offices of Alloy and Purchaser are located at 151 West 26th Street, 11th Floor, New York, New York 10001 and the telephone number is (212) 244-4307. Alloy is a media, marketing services and direct marketing company targeting Generation Y, the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy's business integrates direct mail catalogs, print media, websites, on-campus marketing programs, and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers.

         Purchaser was formed by Alloy for the specific purpose of being a party to the Acquisition Agreement and making the Offer (each as defined below). Purchaser has not conducted any other business to date. On the date hereof, Purchaser is an indirect wholly owned subsidiary of Alloy and, following the Merger (as defined below), the Company will be an indirect wholly owned subsidiary of Alloy.

         (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of Alloy and Purchaser, see Schedules I and II attached hereto, respectively.

         (d) and (e) During the last five years, neither of Alloy nor Purchaser, nor, to the best of their knowledge, any person identified in Schedules I or II has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Purchaser intends to purchase all Shares outstanding pursuant to the Offer and the Merger, including the 18,726,326 Shares that are the subject of this report. Alloy estimates that the total amount of funds required to purchase all Shares pursuant to the Offer and Merger and to pay to the holders of outstanding Company stock options and warrants the amounts required under the Acquisition Agreement will be approximately $50 million. Alloy will ensure that sufficient funds are available to acquire all of the outstanding Shares pursuant to the Offer and the Merger and to pay all amounts required to be paid to the holders of outstanding Company stock options and warrants as provided in the Acquisition Agreement. The Offer is not conditioned upon Alloy's or Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

Item 4.  Purpose of Transaction.

         See Item 6.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser and Alloy, by reason of the execution and delivery of the Tender and Stockholder Support Agreement referenced in Item 6 below, may be deemed to have shared voting power with respect to (and therefore beneficially own) 18,726,326 Shares, representing approximately 35.0% of the outstanding Shares. Except as set forth in this Item 5, neither Alloy nor Purchaser, nor any person controlling Alloy or Purchaser, nor, to the best of their knowledge, any person identified on Schedules I or II hereto, beneficially owns any Shares.

         (b) Neither Purchaser nor Alloy has the sole power to vote or to direct the vote of any Shares. Neither Purchaser nor Alloy has the sole or shared power to dispose or to direct the disposition of any Shares. As a result of the execution and delivery of the Tender and Stockholder Support Agreement (as defined below), Purchaser and Alloy may be deemed to have the shared power to vote or to direct the vote of 18,726,326 Shares.

         (c) Except for the execution and delivery of the Tender and Stockholder Support Agreement and the Acquisition Agreement referenced in Item 6 below, no transactions in Shares were effected by Purchaser or Alloy during the 60 days prior to the date hereof.

         (d) Inapplicable.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Effective as of July 30, 2003, Alloy, Purchaser and the Company entered into an Acquisition Agreement (the "Acquisition Agreement") providing for, among other things, Purchaser to commence a tender offer (the "Offer") for all outstanding Shares, followed by the merger of Purchaser with and into the Company (the "Merger" and, together with the Offer, the "Transactions"), with the Company to continue as the surviving corporation, all subject to the terms and conditions set forth in the Acquisition Agreement. As a result of the Merger, the Company will become an indirect wholly owned subsidiary of Alloy.

         Consummation of the Transactions is subject to the satisfaction or waiver (if permissible) of a number of conditions, including that: the Company's shareholders validly tender and do not properly withdraw before the expiration date of the Offer that number of Shares which, together with any other Shares then owned by Alloy, Purchaser or any affiliate of Alloy or Purchaser on the date such Shares are purchased, constitutes at least a majority of the total outstanding Shares of the Company, calculated on a fully diluted basis; the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated; and the Acquisition Agreement has not been terminated according to its terms.

         As an inducement and a condition to Alloy entering into the Acquisition Agreement, Alloy and Purchaser entered into a Tender and Stockholder Support
Agreement, dated as of July 30, 2003 (the "Tender and Stockholder Support Agreement"), with Stephen I. Kahn and Geraldine Karetsky (the "Tender and Stockholder Support Agreement Signatories"). As of July 30, 2003, the Tender and

Stockholder Support Agreement Signatories collectively have voting and dispositive control over 18,726,326 Shares, representing approximately 35.0% of the outstanding Shares. Pursuant to the Tender and Stockholder Support Agreement, each Tender and Stockholder Support Agreement Signatory has agreed to tender his or her Shares in the Offer not later than ten business days following the commencement of the Offer and not to withdraw such Shares once tendered so long as there is no decrease in the offer price and the offer price is payable in cash. Each Tender and Stockholder Support Agreement Signatory has also agreed to vote his or her Shares (a) in favor of the Merger, the Acquisition Agreement and the transactions contemplated thereby, and (b) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger. In addition, under the Tender and Stockholder Support Agreement, each Tender and Stockholder Support Agreement Signatory has granted an irrevocable proxy to and appointed Matthew C. Diamond and Samuel A. Gradess, executive officers of the Reporting Persons, as such Tender and Stockholder Support Agreement Signatory's proxy and attorney-in-fact to vote all Shares held by the Tender and Stockholder Support Agreement Signatories in favor of the Merger, the Acquisition Agreement and any of the transactions contemplated by the Acquisition Agreement.

         The agreements contained in the Tender and Stockholder Support Agreement shall terminate automatically upon the earliest to occur of (a) the mutual consent of Alloy and the Tender and Stockholder Support Agreement Signatories, (b) the termination of the Acquisition Agreement and (c) the completion of the Merger.

         The summary contained in this Statement on Schedule 13D of certain provisions of the Acquisition Agreement and the Tender and Stockholder Support Agreement is qualified in its entirety by reference to the Acquisition Agreement and the Tender and Stockholder Support Agreement, copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Tender Offer Statement on Schedule TO, with respect to the Company, filed by Alloy and Purchaser on August 6, 2003, and which are hereby incorporated herein by reference.

         Except for the Acquisition Agreement and the Tender and Stockholder Support Agreement, to the best of Alloy's or Purchaser's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Alloy, Purchaser or the Tender and Stockholder Support Agreement Signatories or any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Schedule I.       Directors and Executive Officers of Alloy.

         Schedule II.      Directors and Executive Officers of Purchaser.

         Exhibit 1. Acquisition Agreement, dated as of July 30, 2003, among Alloy, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Alloy and Purchaser on August 6, 2003).

         Exhibit 2. Tender and Stockholder Support Agreement, dated as of July 30, 2003, among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Alloy and Purchaser on August 6, 2003).

         Exhibit 3. Joint Filing Agreement by and between Alloy and Purchaser dated as of the date hereof.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2003

                                ALLOY, INC., a Delaware corporation


                                By: /s/ Samuel A. Gradess
                                    -------------------------------------------
                                    Name: Samuel A. Gradess
                                    Title:   Chief Financial Officer / Secretary

                                DODGER ACQUISITION CORP., a Delaware corporation

                                By: /s/ Samuel A. Gradess
                                    --------------------------------------------
                                    Name: Samuel A. Gradess
                                    Title: Treasurer

                                  EXHIBIT INDEX

         EXHIBIT NO.       DESCRIPTION
         -----------       -----------

         Exhibit 1. Acquisition Agreement, dated as of July 30, 2003, among Alloy, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Alloy and Purchaser on August 6, 2003).

         Exhibit 2. Tender and Stockholder Support Agreement, dated as of July 30, 2003, among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Alloy and Purchaser on August 6, 2003).

         Exhibit 3. Joint Filing Agreement by and between Alloy and Purchaser dated as of the date hereof.

                           SCHEDULE I TO SCHEDULE 13D

                                   ALLOY INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

         Information on the directors and executive officers of Alloy is incorporated herein by reference to Schedule I of Exhibit (a)(1)(1) to the Tender Offer Statement on Schedule TO filed by Alloy and Purchaser on August 6, 2003.

                           SCHEDULE II TO SCHEDULE 13D

                            DODGER ACQUISITION CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS

         Information on the directors and executive officers of Purchaser is incorporated herein by reference to Schedule I of Exhibit (a)(1)(1) to the Tender Offer Statement on Schedule TO filed by Alloy and Purchaser on August 6, 2003.